SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP

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January 10, 2013

Laura Hatch Division of Investment Management Securities and Exchange Commission Washington, D.C. 20549

RE:	The Gabelli Dividend & Income Trust (333-174285 and 811-21423)

Dear Ms. Hatch:

Electronically transmitted herewith for filing on behalf of The Gabelli Dividend & Income Trust (the “Fund”) is the Fund’s Post-Effective Amendment No. 2 to its Registration Statement on Form N-2 (the “Registration Statement”) under the Securities Act of 1933, as amended, (the “1933 Act”) and the Investment Company Act of 1940, as amended. The Fund has authorized us to respond to your comments, received telephonically, to the Fund’s Registration Statement. Your comments appear below in bold font and the Fund’s responses follow each comment.

1. Page 2. Prospectus Summary—Dividends and Distributions—Common Share Distributions—Please make prominent the following sentences: “Shareholders who periodically receive the payment of a dividend or other distribution consisting of a return of capital may be under the impression that they are receiving net profits when they are not. Shareholders should not assume that the source of a distribution from the Fund is net profit.”

The sentences have been revised accordingly.

2. Page 3. Prospectus Summary—Risk Factors and Special Considerations—Please include a risk factor regarding dilution in the event of a subscription rights offering.

Disclosure regarding dilution risk has been added to the Registration Statement on pages 3 and 22.

3. Page 8. Prospectus Summary—Management and Fees—Please conform description of management fee through-out Registration Statement, including fees and expense table and each form of prospectus supplement, as applicable.

The disclosure has been revised accordingly.

4. Page 10. Summary of Fund Expense—Please delete the row in the fees and expense table labeled “Total Annual Fund Operating Expenses and Dividends on Preferred Shares.”

The disclosure has been revised accordingly.

5. Form of Prospectus Supplement for Subscription Rights—Please include fulsome disclosure regarding risks specific to subscription rights offerings.

The disclosure has been revised accordingly.

6. Undertakings: Please include the following undertaking, “If (i) it determines to conduct one or more offerings of the Registrant’s common shares (including rights to purchase its common shares) at a price below its net asset value per common share at the date the offering is commenced, and (ii) such offering or offerings will result in greater than a 15% cumulative dilution to the Registrant’s net asset value per common share; however, if the Registrant files a new reviewable post-effective amendment, the threshold would be reset.”

The undertaking has been included.

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The Fund acknowledges that (i) the Fund is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) should the Commission or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (iii) the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iv) the Fund may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please contact Steven Grigoriou at (416) 777-4727 or me at (212) 735-2790.

Sincerely,

/s/ Richard Prins
Richard Prins

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